SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

New Relic, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64829B 100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64829B 100

1.	Names of reporting persons Lewis Cirne
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 131,083(1)
	6.	Shared voting power 10,853,974 shares(2)
	7.	Sole dispositive power 131,083(1)
	8.	Shared dispositive power 10,853,974 shares(2)
9.	Aggregate amount beneficially owned by each reporting person 10,980,057 shares(1)(2)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 23.3%(3)
12.	Type of reporting person (see instructions) IN

(1)	Includes 131,083 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2014.
(2)	Includes 10,848,974 shares of Issuer’s Common Stock held by Lewis Cirne and Kirsten L. Vliet, as Trustees of the Cirne Family Revocable Trust UAD March 20, 2012 (the “Family Trust”). Reporting Person exercises shared voting and dispositive power over the shares held by The Family Trust.
(3)	Based on 46,991,101 shares of Common Stock outstanding on December 31, 2014. Assumes the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2014.

CUSIP No. 64829B 100

1.	Names of reporting persons Lewis Cirne and Kirsten L. Vliet, as Trustees of the Cirne Family Revocable Trust UAD March 20, 2012
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power Not applicable.
	6.	Shared voting power 10,848,974 shares
	7.	Sole dispositive power Not applicable.
	8.	Shared dispositive power 10,848,974 shares
9.	Aggregate amount beneficially owned by each reporting person 10,848,974 shares
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 23.1%(1)
12.	Type of reporting person (see instructions) OO

(1)	Based on 46,991,101 shares of Common Stock outstanding on December 31, 2014.

Item 1(a).	Name of Issuer: New Relic, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 188 Spear Street, Ste. 1200, San Francisco, CA 94105

Item 2(a).	Name of Person Filing:

Lewis Cirne

Lewis Cirne and Kirsten L. Vliet, as Trustees of the Cirne Family Revocable Trust UAD March 20, 2012 (“Family Trust”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

c/o New Relic, Inc.

188 Spear Street, Ste. 1200

San Francisco, CA 94105

Item 2(c).	Citizenship:

Lewis Cirne – US citizen

Trust – California

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 64829B 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Lewis Cirne	10,980,057 shares(1)
Family Trust	10,848,974 shares

(b)	Percent of Class:

Lewis Cirne	23.3%(2)(3)
Family Trust	23.1%(2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Lewis Cirne	131,083 shares

(ii)	Shared power to vote or to direct the vote:

Lewis Cirne	10,980,057 shares(1)
Family Trust	10,848,974 shares

(iii)	Sole power to dispose or to direct the disposition of:

Lewis Cirne	131,083 shares

(iv)	Shared power to dispose or to direct the disposition of:

Lewis Cirne	10,980,057 shares(1)
Family Trust	10,848,974 shares

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2015
Date

/s/ Lewis Cirne
Lewis Cirne
Individually and as Trustee of the Cirne Family Revocable Trust